Exhibit (a)(1)(v)

SUPPLEMENT NO. 1

TO

OFFER TO PURCHASE

GROUP 1 AUTOMOTIVE, INC.

Offer to Purchase for Cash any and all of the

Outstanding 3.00% Convertible Senior Notes due 2020

(CUSIP No. 398905AG4)

DATED JUNE 2, 2014

EXPLANATORY NOTE

This Supplement No. 1 hereby supplements and amends the Offer to Purchase, dated May 7, 2014 (the “Offer to Purchase”) of Group 1 Automotive, Inc. (the “Company”). Unless otherwise indicated, to the extent information in this Supplement conflicts with information in the Offering Memorandum, the information in this Supplement hereby replaces and supersedes such information. Defined terms used below that are not defined in this Supplement No. 1 shall have the meanings ascribed thereto in the Offer to Purchase.

Incorporation of Documents by Reference

The first paragraph in this section is amended and restated in its entirety as follows:

The following documents filed by us with the SEC are incorporated herein by reference and shall be deemed to be a part of this Offer to Purchase (excluding any information furnished and not filed pursuant to Item 2.02 or Item 7.01 on any current report on Form 8-K):

•	our Annual Report on Form 10-K for the year ended December 31, 2013;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2014; and

•	our Current Reports on Form 8-K filed with the SEC on January 8, 2014, January 23, 2014, January 29, 2014, February 5, 2014, February 18, 2014, February 20, 2014, February 28, 2014, April 4, 2014, April 24, 2014, May 1, 2014, May 8, 2014, May 12, 2014, May 21, 2014, May 22, 2014 and June 2, 2014.

Summary Terms of the Offer

1.	The answer to the question “Is the Offer subject to any minimum tender or other conditions?” on page 5 is hereby amended and restated as follows:

Our obligation to purchase Notes validly tendered and not validly withdrawn in the Offer is not subject to any minimum tender condition. However, the Offer is conditioned upon satisfaction or waiver of the Financing Condition and the General Conditions. On June 2, 2014, we satisfied the Financing Condition by issuing $350 million of 5.00% senior unsecured notes due 2022 at par. See “The Offer—Conditions of the Offer.”

2.	The answer to the question “How will the Company pay for the Notes?” on page 8 is hereby amended and restated as follows:

We would need approximately $240.7 million to purchase all of the Notes outstanding as of May 6, 2014, assuming a Purchase Price per $1,000 principal amount of Notes of $2,085.00, based on an assumed Average VWAP of $72.57, which was the closing price per share of our common stock on the New York Stock Exchange on May 6, 2014, and assuming that the purchase of Notes pursuant to the Offer is settled on June 25, 2014. If the Purchase Price was the maximum Purchase Price payable of $2,545.19, we would need approximately $293.6 million in cash to purchase all of the Notes outstanding as of May 6, 2014. We intend to finance the Offer with the net proceeds of a private offering of debt securities and, at our discretion, we may also use cash on hand and/or borrowings under our revolving credit facility. The Offer is subject to the satisfaction or waiver of the Financing Condition. On June 2, 2014, we satisfied the Financing Condition by issuing $350 million of 5.00% senior unsecured notes due 2022 at par. See “The Offer—Source and Amount of Funds” and “The Offer—Conditions of the Offer.”

The Offer

The section of the Offer to Purchase titled “The Offer” is hereby amended and supplemented by inserting the following two new sub-sections at the beginning before the sub-section titled “—Principal Amount of Notes; Price” on page 13:

The Offeror

Group 1 Automotive, Inc., a Delaware corporation, is offering to purchase any and all of its outstanding 3.00% Convertible Senior Notes due 2020 (the “Notes”). Our principal executive office is located at 800 Gessner, Suite 500, Houston, Texas 77024, and our telephone number is (713) 647-5700.

Identity and Background of Our Officers and Directors

The following persons listed in the table are the directors and executive officers of the Company. The business address of each director and executive officer is c/o Group 1 Automotive, Inc., 800 Gessner, Suite 500, Houston, Texas 77024, and the telephone number of each such person is (713) 647-5700. No single person or group of persons controls the Company.

Name	Office(s)
Earl J. Hesterberg	Director, President and Chief Executive Officer
John L. Adams	Chairman of the Board
Lincoln Pereira	Director
Stephen D. Quinn	Director
Beryl Raff	Director
J. Terry Strange	Director
Max P. Watson, Jr.	Director
John C. Rickel	Senior Vice President and Chief Financial Officer
Darryl M. Burman	Vice President and General Counsel
Peter C. DeLongchamps	Vice President, Financial Services and Manufacturer Relations
J. Brooks O’Hara	Vice President, Human Resources

The Offer—Conditions of the Offer

1.	The second paragraph is amended by inserting the following sentence as the last sentence:

On June 2, 2014, we satisfied the Financing Condition by issuing $350 million of 5.00% senior unsecured notes due 2022 at par.

2.	The third paragraph is amended by deleting in its entirety the first bullet from the paragraph, which reads:

•	in our reasonable judgment, as determined prior to the expiration of the Offer, the purchase of Notes will result in any adverse tax consequences to us; or

3.	The phrase “whether or not mandatory” is deleted from information set forth in the fourth and fifth sub-bullet points to the second bullet on page 22, which as amended and restated now read as follows:

•	a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States;

•	any limitation by any governmental authority on, or other event that, in our reasonable judgment, would have a reasonable likelihood of affecting, the extension of credit by banks or other lending institutions in the United States; any attack on, outbreak or escalation of hostilities or acts of terrorism involving, the United States that would reasonably be expected to have a materially adverse effect on our or our affiliates’ business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects; or

4.	The phrase “condition (financial or otherwise)” is replaced with the phrase “financial condition” in information set forth in the third, fourth and seventh bullet points on page 22, which as amended and restated now read as follows:

•	there exists an order, statute, rule, regulation, executive order, stay, decree, judgment or injunction that shall have been enacted, entered, issued, promulgated, enforced or deemed applicable by any court or governmental, regulatory or administrative agency or instrumentality that, in our reasonable judgment, would or would be reasonably likely to prohibit, prevent or materially restrict or delay consummation of the Offer or that is, or is reasonably likely to be, materially adverse to our business, operations, properties, financial condition, assets, liabilities or prospects or those of our affiliates;

•	there shall have been instituted, threatened or be pending any action or proceeding before or by any court, governmental, regulatory or administrative agency or instrumentality, or by any other person, in connection with the Offer, that is, or is reasonably likely to be, in our reasonable judgment, materially adverse to our business, operations, properties, financial condition, assets, liabilities or prospects or those of our affiliates, or which would or might, in our reasonable judgment, directly or indirectly prohibit, prevent, restrict or delay consummation of the Offer or otherwise adversely affect the Offer in any material manner;

•	there shall have occurred any development that would, in our reasonable judgment, materially adversely affect our business, operations, properties, financial condition, assets, liabilities or prospects or those of our affiliates;

The Offer—Security Ownership

This sub-section is hereby amended to replace “…to the best of our knowledge …” with “…to our knowledge …” The sub-section, as amended and restated, now reads:

Neither we, nor to our knowledge, any of our executive officers, directors, affiliates or subsidiaries nor, to the best of our knowledge, any of our subsidiaries’ directors or executive officers, nor any associates or subsidiaries of any of the foregoing, (a) owns any Notes or (b) has effected any transactions involving the Notes during the 60 days prior to the date of this Offer to Purchase. To our knowledge, we will not acquire any Notes from any of our directors, officers or affiliates pursuant to the Offer.

Purposes, Effects and Plans—Future Purchase

The phrase “although there are some exceptions” is deleted from the penultimate sentence in the paragraph. The sentence, as amended and restated, now reads:

In addition, Rule 13e-4 under the Exchange Act generally prohibits us and our affiliates from purchasing any Notes other than pursuant to the Offer until ten business days after the Expiration Date of the Offer.

3